September 20, 2013

Justin Dobbie

Legal Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Navigator Holdings Ltd.
Amendment No. 1 to
Confidential Draft Registration Statement on Form F-1
Submitted August 30, 2013
CIK number 0001581804

Ladies and Gentlemen:

Set forth below are the responses of Navigator Holdings Ltd. (the “Company,” “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 16, 2013, with respect to Amendment No. 1 to Confidential Draft Registration Statement on Form F-1, CIK number 0001581804, submitted to the Commission on August 30, 2013 (the “Registration Statement”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Confidential Draft Registration Statement Submission No. 3 on Form F-1 unless otherwise specified.

General

1.	We note your responses to our prior comment numbers 3 and 4. As requested in our prior comment, prior to the planned effectiveness of the company’s Form F-1 registration statement, please revise to remove the restrictive legend included on the report of the independent registered public accounting firm. Also, please include a currently dated consent of the independent registered public accounting firm as an exhibit to the filing when you file your F-1 registration statement.

RESPONSE: The Company acknowledges the Staff’s comment and confirms that KPMG LLP (“KPMG”) will remove the restrictive legend included on its report prior to the effectiveness of the Registration Statement and after the stock split referred to in note 10(b) of the Notes to the Consolidated Financial Statements has been effected. The Company will include a currently dated consent of KPMG when the Registration Statement is filed.

Securities and Exchange Commission

September 20, 2013

Our Fleet, page 3

2.	We note that certain of your time charters appear to have recently expired. In the table, however, you continue to list the employment status of those vessels as time charters. Please tell us, with a view towards revised disclosure in the table, the current employment status of those vessels for which you do not disclose a time charter expiration date. Please also explain, by footnote or otherwise, why you identify a charter expiration date for some, but not all, of your vessels operating in the spot market.

RESPONSE: The Registration Statement has been revised to indicate that all vessels for which we disclose a time charter expiration date are employed under a time charter and all vessels for which we do not disclose a time charter expiration date are employed on the spot market. Please see pages 3 and 93.

Our Competitive Strengths, page 7

3.	We note your response to our prior comment 9, but it does not appear that the revisions adequately address the comment. Please revise to add balancing language that you require the proceeds of this offering as well as future credit facilities in order to expand your fleet.

RESPONSE: The Registration Statement has been revised as requested. Please see pages 7 and 90.

Use of Proceeds, page 38

4.	We note your response to our prior comment 16. Please revise to indicate the approximate amount intended to be used toward the purchase of the option newbuildings when you file with the price range, using the mid-point of the range.

RESPONSE: The Registration Statement has been revised as requested. Please see pages 11 and 37.

5.	We note your response to our prior comment 17. Please quantify how much of the purchase price of the 2015 newbuildings and option newbuildings is intended to be financed under future credit facilities.

RESPONSE: The Registration Statement has been revised as requested. Please see pages 11 and 37.

Securities and Exchange Commission

September 20, 2013

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Estimates, page 58

Impairment of Vessels, page 59

6.	We note your response to our prior comment number 23 but continue to believe that tabular disclosure regarding the estimated market values and carrying values of your vessels would provide meaningful disclosure to potential investors irrespective of the relative illiquidity of the market for your vessels as you have indicated in your response. As noted in our prior comment, we believe that you should provide a table listing your vessels and indicating whether their estimated market value is above or below their carrying value. For those vessels for which market value is below carrying value, please provide additional disclosure of the aggregate market value and aggregate book value of such vessels in narrative form. Also, please revise the discussion to include the information provided in your response that would give an investor an in depth understanding as to why they should not solely rely on the table as an indication of the estimated magnitude of any potential impairment charge related to your vessels, if you should decide to sell such vessels. You may also include a discussion of favorable events or information that has recently occurred or that can be substantiated that may justify your reasons as to why any values indicated in the table may not be reflective of the potential impairment charge required in the event you decided to sell the vessels.

RESPONSE: The Registration Statement has been revised as requested. Please see pages 58 and 59.

Share-based Compensation, page 60

7.	We note your response to our prior comment 22 and the changes that have been made on page 60 of MD&A in response to our prior comment. As requested in our prior comment, please revise your discussion in MD&A to include a discussion of each significant factor contributing to the difference between the fair value as of the date of each grant and (1) the estimated IPO price or (2) if a contemporaneous valuation by an unrelated valuation specialist was obtained subsequent to the grants but prior to the IPO, the fair value as determined by that valuation. Also, please revise your discussion in MD&A to explain why management chose not to obtain a contemporaneous valuation of the Company’s common shares by an independent valuation specialist. Your revised disclosures should be presented in a level of detail consistent with that provided in your response to our prior comment number 22.

We note from the discussion that has been added to page 60 and Note 11 to your financial statements that the significant assumptions made during the valuation of your restricted shares are the illiquidity discounts applied in your cost and income approaches and the EBITDA multiples used in your income approach. Please tell us and revise the discussion on page 60 and in Note 11 to indicate the illiquidity discounts

Securities and Exchange Commission

September 20, 2013

and EBITDA multiples that were used in valuing your restricted shares and explain how they were calculated or determined. Also, please note that it is generally staff position that discounts for the lack of the marketability of equity securities in excess of 10 to 15% should generally not be used in valuing shares during the one year period preceding a public offering unless there are long-term substantive restrictions on the transferability of the related shares. Please advise or revise as appropriate.

RESPONSE: The Company has revised its discussion in MD&A to (i) further substantiate its belief that the value at which its restricted shares were granted equaled the fair market value of the Company’s shares at the time of grant, (ii) include a discussion of each significant factor contributing to the difference between the fair value as of the date of each grant and the estimated IPO price and (iii) explain why management chose not to obtain a contemporaneous valuation of the Company’s common shares by an independent valuation specialist. Please see pages 60 and 61.

The Company acknowledges the Staff’s comment and respectfully submits that disclosing the illiquidity discounts applied in its cost and income approaches and the EBITDA multiples used in its income approach are not meaningful to investors because such methodology was not necessary to establish the fair market value with respect to grants since April 2012. As disclosed on pages 60 and 61, the arm’s length transaction occurring in February 2013 at $10.00 per share on a post-split basis provides substantial independent support for the $10.00 per share grants on a post-split basis in March and April 2013.

Taxation of the Company, page 109

8.	We note your response to our prior comment 29. Item 601(b)(8) of Regulation S-K requires an opinion of counsel to be filed as an exhibit when the tax consequences are material to an investor and a representation as to tax consequences is set forth in the filing. Please confirm that you intend to provide a tax opinion related to the tax consequences discussed in this section or explain why you are not required to do so.

RESPONSE: The Registration Statement has been revised to include an opinion of counsel. Please see page 110.

Changes in Accountants, page 142

9.	We note your response to our prior comment 40. Please file the letters from MSPC and Grassi as Exhibit 16 to the registration statement prior to the planned effectiveness of your Form F-1 registration statement.

RESPONSE: The Company confirms that the letter from MSPC and the letter from Grassi, each addressed to the SEC with respect to the change in accountants, will be filed as exhibits to the Registration Statement prior to the effectiveness of the Registration Statement.

Securities and Exchange Commission

September 20, 2013

Note 2. Summary of Significant accounting Policies

(a)Basis of Presentation, page F-15

10.	We note your response to our prior comment 41. Please revise Note 2(a) to include the disclosures proposed in your response to our prior comment number 41. Also, please revise page 94 of the registration statement to include the revised disclosures proposed in response to our prior comment 41.

RESPONSE: The Registration Statement has been revised as requested. Please see pages 94 and F-17.

*    *    *    *    *

Securities and Exchange Commission

September 20, 2013

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Ramey Layne of Vinson & Elkins L.L.P. at (713) 758-4629 or Will Jordan of Vinson & Elkins L.L.P. at (713) 758-3550.

Very truly yours, NAVIGATOR HOLDINGS LTD.

By:	/s/ Niall Nolan
Name:	Niall Nolan
Title:	Chief Financial Officer

Enclosures

cc:	Mike Rosenwasser (Vinson & Elkins L.L.P.)
E. Ramey Layne (Vinson & Elkins L.L.P.)
Marc D. Jaffe (Latham & Watkins LLP)
Ian D. Schuman (Latham & Watkins LLP)